Exhibit 7.1

Hey all

You are receiving this email because you invested in Landa Series 1701 Summerwoods Lane and/or Landa Series 1741 Park Lane.

We have decided to sell the property underlying Landa Series 1701 Summerwoods, located at 1701 Summerwoods Lane, Griffin, GA 30224, and the property underlying Landa Series 1741 Park Lane, located at 1741 Park Lane, Griffin, GA 30224, to Landa Properties LLC, which is an affiliate of our Manager, and distribute the sale proceeds to each of the series’ shareholders. In connection with the sales, we will also dissolve each of these series. We expect to execute the sale on or before April 15, 2022.

The purchase price will be based on a third-party independent broker price opinion (“BPO”). Pursuant to the applicable BPO, each property has appreciated in value. As a result, you will receive a gain on your investment which will be reported to you on your 2022 1099-DIV.

Neither Landa Holdings, Inc., Landa App LLC, Landa Series 1701 Summerwoods Lane, or Landa Series 1741 Park Lane, nor any of its affiliates will make any fee or revenue from the sale.

Your share of the proceeds from the sale will be transferred to your Landa Account in an ACH transfer within five (5) business days following the date we complete the sale of the applicable property.

No action is required on your end.

See below for the calculation of your return.

Landa App Series LLC 1701 Summerwoods

Series-Level Information

Purchase price: $159,000

Mortgage: $52,703

Net Sale Proceeds: $106,297

Per Share Information

Your purchase price: $4.2760 /per share

Proceeds: $10.6297 /per share

Final dividends paid: $0.1574 /per share

Landa App Series 1741 Park Lane

Series-Level Information

Purchase price: $180,000

Mortgage: $64,359

Net Sale Proceeds: $115,641

Per Share Information

Your purchase price: $5.2172

Proceeds: $11.5641 /per share

Final dividends paid: $0.3482 /per share

Cheers,

Landa Team